Exhibit 4.31

English Translation

THE SYMBOL “[***]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL, AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Shanghai Zihua International Travel Service Co., Ltd.

Agreement on Capital Increase, Share Expansion and Equity Transfer

Signed on: 05/29/2023

Information of the Parties:

Party A: Shanghai Four Seasons Education Investment Management Co., Ltd.

Legal representative: Tian Peiqing

Address: Room 306, Room C, No.1505, Xinshi North Road, Hongkou District, Shanghai

Party B: Tao Jingyu

ID Card No.: [***]

Address: [***]

Party C: Tao Xingu

ID Card No.: [***]

Address: [***]

Whereas:

1、
Shanghai Zihua International Travel Service Co., Ltd. (Hereinafter referred to as the "Company") is a limited liability company registered and established in accordance with the law at Market Supervision Administration of Huangpu District, with the legal qualification to engage in domestic and foreign tourism business and the registered capital of RMB 8 million. The company is willing to introduce capital and expand the scale of operation through capital increase, share expansion and equity transfer, and the shareholders' meeting of the Company has formed a resolution on this capital increase, share expansion and equity transfer.
2、
Party A is a limited liability company legally registered and established at Market Supervision Administration of Hongkou District with a registered capital of RMB 2 million. Party A intends to invest in the Company and participate in the operation and management of the

Company, and the shareholders' meeting of Party A has passed the resolution of investing in the Company.

3、 Party B is a citizen of the People's Republic of China, has full capacity for civil rights and civil conduct, is a shareholder of the Company, and holds 99% of the original registered capital of the Company.

4、 Party C is a citizen of the People's Republic of China, has full capacity for civil rights and civil conduct, is the shareholder, legal representative and executive director of the Company, and holds 1% equity of the original registered capital of the Company.

5、 In order to develop and enhance the strength of the Company, the original shareholders of the Company, Party B and Party C, agree to Party A’s capital injection to the Company, increasing the Company’s registered capital to RMB 10.5 million. The original shareholders of the Company agree and confirm to waive the preemptive right to subscribe for the increased registered capital.

6、 Party B agrees to transfer its equity of 31.2% of the registered capital of the Company after the capital increase and share expansion to Party A by means of equity transfer in accordance with the provisions of this Agreement, Party A agrees to accept the transfer, and Party C agrees to waive the preemptive right of equity transfer.

Therefore, in accordance with the provisions of the Civil Code of the People's Republic of China, the Company Law of the People's Republic of China and other relevant laws and regulations, all parties to this Agreement, adhering to the principle of equality and mutual benefit and following friendly consultations, have reached the following terms of agreement on this equity transfer and capital increase of the Company:

Article 1 Capital increase and share expansion

1.1 All Parties agree to increase capital and expand shares in accordance with the terms and conditions of this Agreement:

(1) According to the resolution of the shareholders' meeting of the Company, it is decided to increase the registered capital of the Company from RMB 8 million to RMB 10.5 million, of which the increased registered capital is RMB 2.5 million.

(2) The price of this capital increase is determined through negotiation based on the existing net assets of the Company confirmed by audit and evaluation.

(3) Party A subscribes for the additional registered capital of RMB 2.5 million in cash at the subscription price of RMB 2.5 million .

1.2 After the capital increase and share expansion of the Company in accordance with the aforementioned terms, the shareholding proportions of each party are as follows: (Maintain one decimal place, rounding the last digit to the nearest tenth)

Name of shareholder	Capital Subscription(RMB)	Form of contribution	Shareholding ratio
Shanghai Four Seasons Education Investment Management Co., Ltd.	2,500,000	Cash	23.8%
Tao Jingyu	7,920,000	Cash	75.4%
Tao Xingu	80,000	Cash	0.8%

1.3 Time of contribution

(1) Party A shall make capital contribution in two installments. Within two working days from the date of signing this Agreement, Party A shall contribute RMB 1 million, and the remaining subscription capital of RMB 1.5 million shall be deposited into the bank account designated by the Company in full within five working days after the completion of the change of business registration information in Shanghai Administration for Market Regulation and modification registration of business license.

1.4 Party A shall be deemed as a shareholder of the Company from the date of receipt of the first contribution, and shall enjoy all shareholder's rights and assume shareholder's obligations under the subscribed shares.

Article 2 Equity Transfer

2.1 Party B agrees to transfer the equity of 31.2% of the registered capital of the Company after the capital increase to Party A at the price of RMB 0, Party A agrees to accept the equity of 31.2%

of the registered capital of the Company after the capital increase held by Party B, and Party C agrees to waive the preemptive right of equity transfer.

2.2 After the equity transfer, the subscribed capital contribution of Party A is RMB 5.78 million, accounting for 55% of the Company's registered capital, the subscribed capital contribution of Party B is RMB 4.64 million, accounting for 44.2% of the Company's registered capital, and the subscribed capital contribution of Party C is RMB 80,000, accounting for 0.8% of the Company's registered capital.

The shareholding proportions of each party are as follows: (Maintain one decimal place, rounding the last digit to the nearest tenth)

Name of shareholder	Capital Subscription(RMB)	Form of contribution	Shareholding ratio
Shanghai Four Seasons Education Investment Management Co., Ltd.	5,780,000	Cash	55%
Tao Jingyu	4,640,000	Cash	44.2%
Tao Xingu	80,000	Cash	0.8%

2.3 Other rights attached to the equity shall be transferred with the transfer of the equity.

Article 3 Basic Procedures for Capital Increase, Share Expansion and Equity Transfer

In order to ensure that the capital increase, share expansion and equity transfer of the Company comply with the provisions of relevant laws, regulations and policies, and that the capital increase, share expansion and equity transfer are carried out smoothly, the capital increase, share expansion and equity transfer are carried out in the following order (the first work has been completed):

3.1 The Company convenes a shareholders' meeting to review and form a resolution on capital increase, share expansion and equity transfer;

3.2 Signing agreements on capital increase, share expansion and equity transfer and relevant legal documents;

3.3 Capital contribution of new shareholders;

3.4 Convene a new general meeting of shareholders, elect new directors and supervisors of the Company, and amend the Articles of Association ;

3.5 Convene a new board of directors meeting, elect the chairman of the board of directors, and determine the Company's new business plan and policy;

3.6 After Party A has performed the above initial capital contribution, all parties shall go to Shanghai Administration for Market Regulation to handle the change of business registration information procedures for the Company's capital increase and equity change within 5 days;

3.7 Within 3 working days after the completion of the change of business registration information in Shanghai Administration for Market Regulation, the travel agency business license modification registration formalities shall be proceeded to handle at the Culture and Tourism Bureau.

Article 4 Delivery

4.1 The Delivery Date agreed by all parties hereto is June 1, 2023.

4.2 On the Delivery Date, Party A, Party B and Party C shall complete the delivery of the Company. Delivery matters: Party B and Party C shall hand over all licenses, seals, documents, financial information, electronic information materials and premises of the Company to Party A.

Article 5 Representations and Warranties of the Original Shareholders of the Company

5.1 Original shareholders, Party B and Party C of the Company, represent and warrant as follows:

(1) The Company is a limited liability company registered, legally existing and operating in accordance with the laws of China;

(2) The existing name, goodwill, trademark and other related rights and interests of the Company shall be exclusively owned by the Company after the capital increase;

(3) The Company does not set any security interest (including but not limited to any mortgage, pledge, lien and other security rights) or third party rights on any property owned by the Company;

(4) The Company's assets and resources used for the Company's business operation are obtained through lawful agreements and other legal acts, which are genuine, valid and complete, without any legal obstacles or defects;

(5) The financial statements and all necessary documents and materials (hereinafter referred to as "Financial Statements") for the three years ended May 31, 2023 have been submitted to Party A, and the original shareholders hereby confirm that the Financial Statements correctly reflect the financial status of the Company for the three years ended May 31, 2023; The Company has not incurred any debts, arrears or taxes other than all debts, arrears and taxes of the Company as set forth in the Financial Statements as of May 31, 2023;

(6) All documents submitted to Party A are true, valid and complete, and truthfully reflect the situation of the Company and its existing shareholders;

(7) It has not engaged in or participated in any act in violation of Chinese laws and regulations that may cause the Company to be revoked its business license, fined or other administrative penalties or legal sanctions that seriously affect its operation at present and in the future;

(8) The Company does not conceal or make false/erroneous statements to Party A in respect of any litigation, arbitration, investigation and administrative procedure related to it, which has been completed, has not been completed or may be started;

(10) All labor disputes, economic and legal liabilities arising before the completion of the change of business registration information in Shanghai Administration for Market Regulation of capital increase, share expansion and equity transfer shall be borne by the original shareholders;

(11) All the creditor's rights and debts of the Company before the capital increase and equity transfer, shall be borne by the original shareholders, and a letter of commitment shall be issued to Party A. The fixed assets and leased sites before capital increase, share expansion and equity transfer, including their decoration, shall be incorporated into the Company's assets after capital increase, share expansion and equity transfer, and the rights and obligations related to the remaining assets before capital increase, share expansion and equity transfer shall be borne by the original shareholders;

(12) The original shareholders guarantee that the Company has the legal qualification to engage in domestic and foreign tourism business, and the existing operation team of the Company will not change due to capital increase, share expansion and equity transfer, and has strong stability;

(13) This Agreement shall constitute a legal, valid and binding obligation to the original shareholders after being signed by the original shareholders.

5.2 Unless the written consent of the new shareholder is obtained, the original shareholders undertake to urge the Company to: during the period from the date of signing this Agreement to the date of completion of the change of business registration information in Shanghai Administration for Market Regulation:

(1) To ensure the normal operation of the Company's business and not to take any action that has a significant impact on the Company. The Company will take all reasonable measures to protect the goodwill of the Company and will not do anything that may damage the Company.

(2) The Company will not enter into any agreement or commitment beyond its normal business scope or of great significance. The Company and the original shareholders shall not take the following actions:

(A) amend the Articles of Association or any other document or agreement relating to the Articles of Association or the conduct of the business of the Company;

(B) alter the nature and scope of its business without the request of the approving authority;

(C) sell, transfer, lease, license or dispose of any material part of the business, property or assets of the Company;

(D) enter into any contract of labor or consultancy with any person, or make any modification in the terms of employment of any employee or consultant;

(E) any guarantee, mortgage, indemnity, suretyship or similar liability arrangement granted to any third party;

(F) enter into any loan agreement or amend any loan document;

(G) purchase, lease, or acquire any assets with a price exceeding RMB 20,000 (or its equivalent in other currencies) ;

(H) enter into any major contract or make any major commitment, and pay any management fee or other expenses exceeding RMB 20,000;

(I) enter into any joint venture, partnership or profit-sharing agreement with any third person;

(J) tent out or consent to rent out, or surrender in any manner, the whole or any portion of the rights to use or own the properties possessed or utilized by the Company;

(K) undertake any action which would be detrimental to the financial condition and business development of the Company.

5.3 The original shareholders guarantee to take all necessary actions to assist the Company in completing all approval and change registration procedures under this Agreement.

5.4 The original shareholders shall bear all economic and legal liabilities arising from the violation of the aforementioned representations and warranties, and shall bear unlimited joint and several liability for any loss caused to Party A due to the violation of the aforementioned representations and warranties.

Article 6 Representations and Warranties of New Shareholders

Party A, as a new shareholder, represents and warrants as follows:

6.1 It is a corporate entity duly registered and legally existing in accordance with the laws of China;

6.2 It has not engaged in or participated in any act in violation of Chinese laws and regulations that may result in the revocation of its business license, fines or other administrative penalties or legal sanctions that may seriously affect its business now and in the future.

Article 7 Investment and Use of Newly Increased Funds

7.1 The newly increased funds will be used for the overall development of the Company, and the Company will inherit and develop all businesses currently operated by the Company.

7.2 The specific authority to use the Company's funds shall be implemented by the board of directors authorized by the shareholders' meeting of the Company or the manager authorized by the board of directors in accordance with the Articles of Association and other relevant systems after the change of business registration information in Shanghai Administration for Market Regulation.

Article 8 Organizational Structure and Financial Management Arrangement of the Company

8.1 Shareholders' Meeting

(1) After the capital increase, share expansion and equity transfer, the original shareholders and Party A shall become the shareholders of the Company equally, and all shareholders shall enjoy the rights and assume the obligations according to the agreed proportion in accordance with the Company Law of the People's Republic of China and other laws, regulations and departmental rules.

(2) The board of shareholders shall be the organ of power of the Company and shall make decisions on all major matters of the Company.

(3) For the procedure of the shareholders' meeting, the shareholders shall exercise their voting rights in proportion to their subscribed capital contributions. Major matters decided by the shareholders' meeting of the Company shall come into force only after being approved by shareholders’ holding more than 2/3 of the voting rights, and the relevant major matters shall be stipulated in the Articles of Association.

8.2 Board of Directors and Management

(1) After capital increase, share expansion and equity transfer, the members of the board of directors of the Company shall be adjusted and appointed by the shareholders of the Company in accordance with the provisions of the Articles of Association and the agreement.

(2) The Company shall establish a board of directors consisting of three directors, two of whom shall be appointed by Party A and one of whom shall be appointed by the original shareholders of the Company. The chairman of the board of directors and the legal representative shall be designated by Party A, and other senior management personnels may be recommended by the shareholders.

(3) The matters decided by the board of directors of the Company shall come into effect only after being approved by more than half of the board of directors of the Company, and the matters approved by the board of directors of the Company shall be stipulated in the Articles of Association of the Company.

8.3 Supervisors

After the capital increase, share expansion and equity transfer of the Company, the Company shall not set up a board of supervisors, and Party A shall designate one supervisor.

8.4 Financial management

All parties agree that the financial management of the Company shall be conducted in accordance with the following principles:

(1) The Company opens an independent bank account and conducts independent financial accounting;

(2) The Company shall be incorporated into the management of the listed company group of Party A, strictly implement the relevant management and financial systems of the listed company, and must use the financial system of Party A. The basic financial management and financial accounting (including but not limited to: project budget, revenue recognition, bad debt provision, invoice management, cash management, depreciation of fixed assets, amortization of audit fees, etc.) shall be carried out in accordance with the requirements of Party A.

(3) The Company must timely and accurately input the operation data into the business system designated or agreed by Party A.

(4) All parties agree that the financial affairs of the Company shall be supervised by Party A and shall comply with the unified financial approval and authorization process of Party A; the business objectives shall comply with the budget system of Party A's group. The Company shall formulate the financial budget of the next year every year, and revise the budget of the next month in the current month, which shall be implemented after the approval of Party A. The initiation U shield and approval U shield of the bank accounts of the Company shall be kept by the personnels designated by Party A. The accountant of the Company shall be appointed by Party A.

Article 9 Articles of Association

9.1 The Company shall convene a shareholders' meeting within 5 days after Party A's initial contribution is made in accordance with this Agreement to amend the Articles of Association, and the amended Articles of Association will replace the original Articles of Association.

9.2 The important contents agreed in this Agreement shall be written into the Articles of Association of the Company.

Article 10 Alteration of Company Registration

10.1 The Company shall convene a shareholders' meeting and, within 5 days after making the corresponding resolution, the board of directors shall apply to the administrative department for industry and commerce for business registration changes. All shareholders of the Company should fully assist and cooperate with the company in completing the change of business registration information in Shanghai Administration for Market Regulation.

10.2 If the Company fails to complete the change of business registration information in Shanghai Administration for Market Regulation within 30 working days from the date of Party A's initial contribution, Party A shall have the right to terminate this Agreement. Once the agreement is terminated, the original shareholders of the Company shall be responsible for returning all the funds and interest paid by Party A (the interest is calculated according to the bank deposit interest rate for the same period) to Party A, and shall be jointly and severally liable for the obligation to return the money.

Article 11 Burden of relevant expenses

11.1 All relevant expenses (including but not limited to capital verification fee, audit fee, evaluation fee, attorney fee, the change fee of business registration information in Shanghai Administration for Market Regulation, etc.) incurred in this capital increase, share expansion and equity transfer shall be borne by the Company after the capital increase (when such expenses shall be paid jointly by the parties or by the Company).

11.2 If this capital increase, share expansion and equity transfer are not completed, all related expenses incurred shall be borne by the Company.

Article 12 Confidentiality

12.1 Any party ('Recipient') of this Agreement shall maintain the confidentiality of information related to the business, financial status, and other proprietary data ('Confidential Information') obtained from the disclosing party ('Discloser'); except for its employees who need to know the aforementioned Confidential Information for the performance of their job duties, the Recipient must not disclose the Confidential Information to any individual or entity .

12.2 The provisions of Article 12.1 aforementioned shall not apply to the following information:

(1) Information that can be proved to have been known to the Recipient before the Discloser discloses it to the Recipient as confidential information;

(2) The information that is known to the public not due to the breach of this Agreement by the Recipient;

(3) The information obtained by the Recipient from a third party who does not undertake any confidentiality obligation for the information.

12.3 Each Party shall establish rules and regulations to enable the directors, officers and other employees of itself and its Affiliates to comply with the confidentiality obligations set forth in this Article.

12.4 If the transaction is not completed, all parties shall have the obligation to return or destroy the information provided by the other party. All parties undertake to keep confidentiality of all matters relating to this capital increase, share expansion and equity transfer.

12.5 The confidentiality obligations set forth in this Agreement shall continue to be effective upon the rescission or termination of this Agreement.

Article 13 Liability for Breach of Contract

Any breach of this Agreement by any party hereto, including any breach of the representations and warranties made by the parties hereto in Articles 5 to 6 of this Agreement,

shall constitute a breach of agreement and shall be liable for breach of contract in accordance with the relevant laws and regulations of the People's Republic of China and the provisions of this Agreement. If more than one party breaches the contract, each defaulting party shall bear the liability arising from its breach of contract. The scope of liability for breach of contract is limited to the total actual losses caused to other parties by breach of contract as permitted by law.

Article 14 Notice

Any written document sent by either party to the other parties during the performance of this Agreement shall be sent to the following mailing address of each party, and shall be deemed to have been received by the other party on the third day from the date of mailing, regardless of whether the other party signs or returns it. In case of any change in the mailing address of any party, the other party shall be notified in a timely manner.

Party A: [Shanghai Four Seasons Education Investment Management Co., Ltd.]

Address: [Room 1301, Zi'an Building, 315 Yuyuan Road, Jing'an District, Shanghai]

Party B: [Tao Jingyu]

Mailing address: [[***]]

Party C: [Tao Xingu]

Mailing address: [***]

Article 15 Settlement of Disputes

All disputes arising from the performance of this Agreement shall first be settled by the parties through friendly consultation. If no settlement can be reached through friendly negotiation, either party may bring a lawsuit to the people's court with jurisdiction where Party A is located.

Article 16 Other provisions

16.1 Effective

This Agreement shall come into effect from the date of signature and seal by all parties.

16.2 Modification

This Agreement may only be amended upon written agreement signed by all parties.

16.3 Separability

The invalidity of any provision of this Agreement shall not affect the validity of any other provision of this Agreement. The materials provided by each shareholder to Shanghai Administration for Market Regulation for the change of business registration information are only used for the change of business registration information in Shanghai Administration for Market Regulation, and the matters related to the capital increase, share expansion and equity transfer of the Company have been agreed in this Agreement.

16.4 Text

This Agreement is made in quadruplicate, one for each party and one for the Company.

Annex to Article 17

17.1 The annexes to this Agreement constitute a part of this Agreement and have the same legal effect as this Agreement.

17.2 The annexes referred to in this article refer to the documents, materials, professional reports, government approvals, etc. provided by the contracting parties to other parties to prove the legality and authenticity of the performance of this capital increase, share expansion and equity transfer agreement for the purpose of capital increase, share expansion and equity transfer.

(No text below)

This page is the signing page of the company's capital increase, share expansion and equity transfer agreement.

Party A (seal): Shanghai Four Seasons Education Investment Management Co., Ltd.

Legal representative/authorized representative (signature):

Party B (signature): s/Tao Jingyu

Party C (signature): s/ Tao Xingu